Jeffrey A. Sherman	Faegre Baker Daniels LLP
jeff.sherman@FaegreBD.com	3200 Wells Fargo Center T 1700 Lincoln Street
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Fax +1 303 607 3600

September 13, 2012

VIA EDGAR

United States Securities and Exchange
Commission
100 F Street, N.E.
Washington, DC 20549-3628

Re:	Gryphon Gold Corporation
Form 10-K for Fiscal Year Ended March 31, 2012
Filed June 29, 2012
File No. 333-127635

Dear Ladies and Gentlemen:

On behalf of our client, Gryphon Gold Corporation (the “Company”), we are pleased to submit this response to the comments of the Staff, as set forth in a letter dated August 6, 2012 to James T. O’Neil, Jr. Chief Executive Officer and Director of the Company, regarding the Annual Report filed on Form 10-K referenced above (the “Form 10-K”); we will be responding to the Staff’s comments to the Registration Statement filed on Form S-1 on July 17, 2012 (File No. 333-182725) at a later date.

The response set forth herein has been reviewed and approved by the Company. For convenience, the Staff’s numbered comment is set forth herein, followed by the Company’s response (in bold).

4.

We note your disclosure that you used a “framework developed by the Company’s management pursuant to and in compliance with the SEC’s Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, Release No. 33-8810.” This does not appear to be a suitable framework under Exchange Act Rules 13a-15 and 15d-15. Please amend your Form 10-K to provide the

United States Securities and Exchange	-2-
Commission

disclosure required by Item 307 and 308 of Regulation S-K using a suitable framework, such as that outlined by the Committee of Sponsoring Organizations of the Treadway Commission.

Response: We have amended the Form 10-K to provide the disclosure to comply with Items 307 and 308 of Regulation S-K. The amended disclosure is on page 72 of the amended Form 10-K.

If we can facilitate the Staff’s review of the Form 10-K, or if the Staff has any questions on any of the information set forth herein, please telephone me at (303) 607-3649 or James Crowe at (303) 607-3710. Our fax number is (303) 607-3600. Thank you again for your time and consideration.

Very truly yours,

FAEGRE BAKER DANIELS LLP

Jeffrey A. Sherman